UNGAVA MINES INC.

 (An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

for the nine months ended August 31, 2008

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Ungava Mines Inc. (“Ungava” or the “Company”) for the nine months ended August 31, 2008, which have been prepared on the basis of information available up to August 10, 2008. Management’s Discussion  and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the nine months ended August 31, 2008 and with the audited consolidated financial statements of the Company for the fiscal years ended November 30, 2008 and 2007, and related notes thereto. The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All monetary amounts are reported in Canadian dollars unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in “Risk Factors Related to Our Business” in the Form 20-F filed for the year ended November 30, 2007 available on the SEC’s EDGAR system at www.sec.gov.

1.1

The effective date for this report is August 10, 2008.

1.2 Overview of Operations

Pursuant to an Agreement dated January 20, 1995, the Company acquired, through its subsidiary Ungava Mineral Exploration Inc. (“UMEI”), a 100% working interest, subject to two 1% net smelter returns royalties, in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property”).

On January 12, 2001, the Company entered into an Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property.  Under this Agreement, Canadian will earn a further 10% interest by producing a Bankable Feasibility Study (“BFS”) on the Property which is acceptable by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.  The Company's joint venture interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses incurred after  the banker’s acceptance of the BFS for a financing commitment and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a purported BFS and on June 29, 2007 published a Technical Report relating to this BFS indicating that it was proceeding with permitting applications and an environmental and social impact analysis. The BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Canadian has also announced that the BFS will be “updated” to include production from the Mequillon deposit on the Property. Canadian has initiated the development of the Property as a Ni-Cu-PGE mining and milling operation. To date Canadian has obtained most but not all permits required for mining.

On February 4th, 2008 Canadian announced the completion of a Preliminary Economic Assessment (“PEA”) for the Mequillon deposit on the Property. The author of this study, P&E Mining Consultants Inc., concluded that this deposit could be developed as a viable mining project and the deposit has the potential to extend the mine life of the Property by an additional 9 years beyond the original plan to mine the Mesamax, Expo and Ivakkak deposits, as proposed in the Company’s BFS.

On April 15th, 2008, Canadian reported the results of an initial resource estimate on the recently discovered Allammaq deposit. The addition of Allammaq to the resource inventory expands the project’s indicated resources to

19,437,000 tonnes while inferred resources grow to 4,102,000 tonnes. Canadian announced its intention to integrate the Allammaq deposit in a revised mine development plan.

In March 2008 Canadian announced that it has raised $137 million on the sale of convertible senior unsecured debentures to be used in connection with the development of the Property.

On July 2, 2008, Canadian announced that it had closed a C$6.1 million private placement financing, the funds to be used to fund its advanced exploration programs.

Canadian has indicated that it intends the updated BFS when issued, to propose the building of a mine which will have capacity of approximately 4,500 TPD by 2012 rather than 3,500 TPD as was proposed in the BFS of June 2007.

In August 2008, Canadian announced that changes in the capital markets and lack of access to “local infrastructure” impaired their ability to raise the balance of the funds required for mine construction. Mine construction was halted. It is currently not known when or in what circumstances mine construction may resume.

The Company has not earned any revenues to date from operations and is considered to be in the exploration stage.

1.3 Corporate Organization

a)

The Company was incorporated in February 2007 as a wholly owned subsidiary of Nearctic Nickel Mines Inc. (“NNMI”). In March 2007, NNMI transferred its wholly-owned Quebec subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to the Company on a tax-free rollover basis. UMEI owns the interest in the mineral resource property described in Note 5. As part of the consideration, the Company agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property. It was also agreed that NNMI has a half interest in any amounts recovered in certain pending litigation in Ontario.

b)

On August 22, 2007, through a series of transactions, NNMI acquired control of Byron Americor Inc. (“Byron”), an Ontario company whose common shares trade on the NASDAQ OTC BB market. In one transaction NNMI acquired 14,131,638 Byron common shares for consideration of $1,000. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of the Company and 5,000,000 NNMI share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After the transaction, 92,688,976 common shares of Byron were outstanding of which 90,000,000 were held by NNMI. Byron had been a shell company with nominal assets and limited liabilities.

c)

By Articles of Amalgamation, effective September 21, 2007, Byron and the Company amalgamated and continues under the name Ungava Mines Inc.

d)

On January 24, 2008, the directors of the Company appointed Mr. Glen Erikson, the founder of NNMI, as President of the Company.

e)

In August 2008, the company closed the initial tranche of a private placement of Units. 1,095,000 Units were issued at a subscription price of $0.15, for total consideration of $164,250 and net consideration of $153,750. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.25 per common share until January 1, 2010.  70,000 broker warrants to purchase Units on or before January 1, 2010 were also issued.

1.4 Legal Actions and Contingencies

 The Company continues in its legal actions which are outlined below:

a)

The Company’s wholly owned subsidiary, UMEI, is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on UMEI's Property.  In the course of this action, UMEI learned that defendants had formed a collaboration with others who had trespassed and separately obtained samples from the Property. UMEI is currently seeking to have these other parties joined as co-defendants in the action. The action in Quebec is against parties who UMEI alleges, trespassed onto UMEI's property in 1998, wrote a false and misleading Assessment Report, produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and against parties who are alleged to have given false testimony at the 2002 arbitration. The action against two individuals was suspended on the basis of res judicata, a determination which was recently upheld by the Quebec Court of Appeal. UMEI is currently seeking leave to appeal that decision to the Supreme Court of Canada. The Company has made a provision of $500,000 for the legal costs associated with this decision.

b)

UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action. No liability has been recorded in the consolidated financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

c)

UMEI is named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") seeks the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to Canadian.  The conveyance occurred at the same time that an 80% interest in the Property was optioned to Canadian.  No damages are, however, claimed against UMEI.

d)

In September 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced. Certain procedural matters have arisen which require referral to the Quebec Superior Court for determination before the arbitration may be completed.

1.5 Selected Financial Information

Three Months Ended
	August 31, 2008	August 31, 2007
Net loss for the period	$ (1,980,865)	$ (290,532)
Basic and fully diluted loss per share	$ (0.02)	$ -
Total assets	$ 257,807	$ 110,160
Shareholders’ deficiency	$ (3,157,597)	$ (975,501)
Cash used in operating activities	$ (168,309)	$ (101,501)
Cash flow from investing activities	$ -	$ 250,000
Cash flow from financing activities	$ 180,250	$ (68,448)
Increase in cash in period	$ 11,941	$ 80,051

Nine Months Ended
	August 31, 2008	August 31, 2007
Net loss for the period	$ (2,796,615)	$ (468,053)
Basic and fully diluted loss per share	$ (0.03)	$ -
Total assets	$ 257,807	$ 110,160
Shareholders’ equity	$ (3,157,597)	$ (975,501)
Cash flow from operating activities	$ (924,546)	$ (250,673)
Cash flow from investing activities	$ 727,467	$ -
Cash flow from financing activities	$ 210,250	$ 332,551
Increase in cash in period	$ 13,171	$ 81,878

Financial Condition

Assets Current assets	August 31, 2008	August 31, 2007

Cash	$ 20,635	$ 81,878
Other receivables	161,171	28,281
Loans receivable	76,000	-
Total current assets	257,806	110,159
Mining resource property	1	1
Total assets	$ 257,807	$ 110,160

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 1,473,900	$ 245,661
Due to related company	1,941,504	840,000
Total current liabilities	3,415,404	1,085,661

Shareholder’s equity
Issued and outstanding
28,263,276 (2006 – 25,596,610) common shares	2,437,959	2,338,119
Additional paid-in capital	2,129,846	-
Deficit accumulated during exploration stage	(7,725,402)	(3,313,620)
Total shareholders’ equity	(3,157,597)	(975,501)
Total liabilities and shareholders’ equity	$ 257,807	$ 110,160

1.6 Results of Operations

Revenues

Until Canadian completes the development of the Property, it is not anticipated that the Company will have any material revenue. No revenues (other than interest earned of $6,174 – 2007 $2,298) have been reported for the nine month period ended August 31, 2008.

Expenses

Analysis of Expenses

	Three Months Ended	% of	Three Months Ended	%
	August 31, 2008	Total	August 31, 2007	Change
Professional fees	$ 1,060,032	53%	$ 237,128	347%
Stock-based compensation	818,740	41%	-	-
Office and general	35,367	2%	15,527	128%
Travel and entertainment	22,589	2%	4,227	434%
Consulting and management fees	16,550	1%	11,630	42%
Consulting and management fees – related party	24,000	1%	24,000	-
Public company expenses	4,258	1%	-	-
	$ 1,981,536	100%	$ 292,512

	Nine Months Ended	% of	Nine Months Ended	%
	August 31, 2008	Total	August 31, 2007	Change
Professional fees	$ 1,627,774	58%	$ 366,382	344%
Stock-based compensation	818,740	29%	-	-
Office and general	99,207	4%	18,116	448%
Travel and entertainment	96,925	3%	16,242	497%
Consulting and management fees	73,775	3%	29,611	149%
Consulting and management fees – related party	72,000	3%	40,000	80%
Public company expenses	14,368	1%	-	-
	$ 2,802,789	100%	$ 470,351

During the nine month period ended August 31, 2008, expenses were $2,802,789. (2007 – $470,351)The major categories of expense are detailed as follows:

Professional fees

During the period, the Company continued to incur legal fees in connection with the matters which are detailed in 1.4 above. As a result of the determination which was recently upheld by the Quebec Court of Appeal, the Company has made a provision of $500,000 for the legal costs associated with this decision. This provision is included in Professional fees. Professional fees for the comparable period in 2007 were $366,382.

Stock-based compensation

On August 6, 2008 board of directors of the Company cancelled all the stock options granted in 2007 and a total of 9,000,000 stock options, exercisable at $0.25 each, having the same expiry dates as the cancelled options, were granted to the parties who had been option holders previously, each party receiving a number of options equal to the number of options previously held. The fair value of the re-issued options was estimated using the Black-Scholes option pricing model and the associated charge reflected as Stock-based compensation. No options were issued in the comparable period in 2007.

Consulting and management fees

Consulting and management fees represent amounts paid for corporate management services. During the nine month period, management has concentrated on securing adequate financing for the Company and has focused on the legal actions detailed above. The costs associated with these efforts are reflected in the increased travel and office and general expense costs.

Office and general expenses

Includes expenses incurred for stationary, entertainment and office supplies.

1.7 Summary of Quarterly Results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	3	2	1	4	3	2	1	4
	2008	2008	2008	2007	2007	2007	2007	2006
Net Loss	$(2,796,615)	$(493,340)	$(322,410)	$(1,615,167)	$(290,532)	$(177,521)	$ -	$ -
Loss per share basic and fully diluted	$ (0.03)	$ (0.01)	$ (0.01)	$ (0.02)	$ -	$ (0.01)	$ -	$ -

1.8 Liquidity

The Company, being an exploration stage company, has no revenues or any anticipated revenues in the near future and therefore relies on the issuance of equity or other financing mechanisms to generate the funds required to further develop its projects and cover its operating costs.

1.9  Stock-Options

The Company has a Stock Option Plan under which it is authorized to grant options to purchase up to 10 percent of the outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company.

The following table reflects the continuity of options outstanding:

	Options		Weighted Average Exercise Price
	2008	2007	2008	2007
Options granted in 2007	9,000,000	-	$ 0.60	$ -
Options cancelled August 2008	(9,000,000)		$ 0.60	$ -
Options issued August 2008	9,000,000	-	$ 0.25	$ -
Options outstanding	9,000,000	-	$ 0.25	$ -

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at August 31, 2008 are as follows:

	Options Outstanding		Number Exercisable
Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$ 0.25	8,600,000	$ 0.25	4.00	8,600,000	$ 0.25
$ 0.25	400,000	$ 0.25	0.10	400,000	$ 0.25
	9,000,000	$ 0.25	3.83	9,000,000	$ 0.25

On August 8, 2008 the board of directors of the Company cancelled all the stock options granted in 2007 and a total of 9,000,000 stock options, exercisable at $0.25 each, having the same expiry dates as the cancelled options, were granted to the parties who had been option holders previously, each party receiving a number of options equal to the number of options previously held.

1.10 Off-Balance Sheet arrangements

There are no off-balance sheet arrangements as at August 31, 2008.

1.11 Related Party Transactions

During the period, the Company paid $114,193 in consulting fees for services of current officers of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

1.11 Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral property as well as the value of stock based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

1.12 Changes in Accounting Policies

The Company has not changed its accounting policies during the period ended August 31, 2008.

1.13 Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. The Company’s financial instruments consist of cash, GST receivable and trade payables. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant risk arising from the financial instruments. The fair value of these financial instruments approximates their fair value because of the short-term maturities of these items.

1.14 Disclosure of Outstanding Share Data

The following is for disclosure of information relating to the outstanding securities of the Company as at August 31, 2008.

Common shares issued and outstanding

	Shares	Amount
Balance May 31, 2008	92,688,976	$ 2,338,119
Shares issued August 2008	1,095,000	$ 153,750

1.15 Risks

The Company’s business is subject to a variety of risks and uncertainties. The exploration and development of mineral properties entails significant financial risk. Significant expenditures are required to assess a property and its mineralization.

1.16 Disclosure Control and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying certain matters relating to the Company’s disclosure controls and procedures that have been established to provide reasonable assurance that material information used internally and disclosed externally is reliable and timely. The Chief Executive Officer and the Chief Financial Officer have designed and evaluated the Company’s disclosure controls and procedures and have concluded that the disclosure controls and procedures provide these assurances.

1.17 Internal Control over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying that appropriate internal controls over financial reporting have been designed which provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Chief Executive Officer and the Chief Financial Officer have evaluated the design of the Company’s internal controls over financial reporting as of the end of the period covered by the annual filings and have concluded that the design is sufficient to provide such reasonable assurance.

1.18 Price Volatility

Any future earnings will be directly related to the price of precious and base metals. Such prices have fluctuated over time and are affected by numerous factors beyond the control of the Company.

1.19 Environment

Operations, development and exploration projects could potentially be affected by environmental laws and regulations. The environmental standards continue to change and the trend is to a longer, more complex process. Although the Company continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s financial condition, liquidity and results of operation. While certain environmental issues have been assessed and strategies based on best practices adopted, there can be no assurance that unforeseen events will not occur which could have a material adverse effect on the viability of the Company’s business and affairs.

1.20 Government Regulations

The Company’s operations are subject to significant regulation and laws which control not only the exploration and mining of mineral properties but also the possible effects of such activities upon the environment. Changes in current legislation or future legislation could result in additional expenses, restrictions and delays.

1.21 Key Personnel

The Company’s future success is dependent in large part upon the continued services of certain key personnel. Failure to retain such personnel or failure to attract qualified management in the future, could adversely affect the Company’s ability to manage its operations.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Ungava Mines Inc. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.